ZEN Graphene Solutions Provides COVID-19 Response Update

Thunder Bay, ON - June 08, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN) is pleased to report that it will be providing Albany PureTM Graphene Oxide produced by its Guelph facility for development of a rapid, ultrasensitive and low cost bio-sensor to detect the presence of the SARS-CoV-2 antigen and/or antibodies in COVID-19 suspected patients. This research is led by Prof. Maxim Berezovski, a full Professor at the University of Ottawa. Prof. Berezovski leads the Berezovski Research Group and the Bioanalytical and Molecular Interaction Laboratory. This research is funded by an initial grant of approximatively $400,000 from the National Sciences and Engineering Council (NSERC).

Francis Dubé, ZEN CEO commented, "It is an honour for ZEN to support the work of Prof. Berezovski and his international team in their quest for a novel diagnostic test of COVID-19. Graphene is a technology enabler and ZEN is focused on the innovations that graphene can bring including in biomedical applications and we welcome inquiries from all industries."

ZEN has also partnered with Prof. Aicheng Chen, Canada Research Chair Tier 1 in Electrochemistry and Nanoscience, who was awarded a $50,000 NSERC Alliance COVID-19 grant for a proposal titled "Development of Advanced Graphene-Based Antiviral Nanocomposites against COVID-19." ZEN will be providing an in-kind contribution of $26,700 in materials, staff salaries and access to its Guelph facility. This project builds directly on results and IP from previous NSERC CRD/OCE VIP II projects. ZEN looks forward to continuing its strong collaborative relationship with Prof. Chen and his team.

Additionally, ZEN continues development of a potential virucidal graphene oxide-based ink that could be applied to fabrics including N95 face masks and other personal protective equipment (PPE) for significantly increased protection. The Company has produced two batches of samples using different formulations now being tested by Western University's ImPaKT Facility Biosafety Level 3 lab for antiviral activity. ZEN has discontinued its collaboration with Graphene Composites Ltd. previously announced on April 30, 2020.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the COVID-19 virus at this time.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.